DC
No Act
P.E. 12-22-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07044086

February 7, 2007

Michael B. Tumas
Potter, Anderson & Corroon LLP
1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 22, 2006

Dear Mr. Tumas:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to DuPont by Clark Phippen. We also have received a letter from Mr. Phippen dated January 3, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Clark Phippen
300 High Ridge Road
Centreville, DE 19807-1510

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

1137191

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

Michael B. Tumas
Partner
mtumas@potteranderson.com
302 984-6029 Direct Phone
302 778-6029 Fax

December 22, 2006

VIA COURIER/FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Clark Phippen for Inclusion in the 2007 Proxy Statement of E.I. du Pont de Nemours and Company

Dear Sir or Madam:

On behalf of our client, E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. DuPont received a shareholder proposal (the "Proposal") from Clark Phippen (the "Proponent"), for inclusion in the Company's proxy statement (the "2007 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2007 Annual Meeting. The Proposal, if adopted, would require that the Board of Directors of the Company (the "Board") amend the Bylaws of the Company (the "Bylaws") to separate the positions of Chairman of the Board (the "Chairman") and Chief Executive Officer and to require that the Chairman will be an independent director. A copy of the Proposal is attached hereto as Exhibit A.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, DuPont excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), on behalf of DuPont, the undersigned hereby files six copies of this letter and the Proposal. We are also simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as notice of the Company's intention to exclude the Proposal from the proxy materials. On behalf of DuPont, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company.

The Proposal

The resolution portion of the Proposal states as follows:

RESOLVED, that the shareholders of the DuPont Company ("Company") require that the Board of Directors take the necessary steps to amend the Company by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent Director shall serve as Chairman of the Board of Directors and that the Chairman of the Board of Directors shall not serve concurrently as Chief Executive Officer.

Summary of the Bases for Exclusion

We believe that the Proposal may be excluded from DuPont's 2007 Proxy Statement on the following bases, as more fully discussed below:

1. Rule 14a-8(i)(6), because the Company lacks the power and authority to implement the Proposal.

2. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

Explanation of Bases for Exclusion

1. The Company lacks the power and authority to implement the Proposal and it is therefore properly excludable under Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(6), a proposal may be excluded when the Company lacks the power or authority to implement the Proposal. The Proposal, if implemented, would require the Board to amend the Bylaws to require that the Chairman be an independent director. While the Proposal would require that the Bylaws be consistent with any presently existing contractual obligations of the Company, it does not provide the Board with an opportunity or mechanism to cure a situation where the Chairman fails to maintain his or her independence.

The Staff has recently stated its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *Staff Legal Bulletin 14C* (June 29, 2005) ("SLB 14C"). In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (Mar. 21, 2005), as an example of a proposal that was properly excluded. In *Allied Waste Industries, Inc.*, the Staff granted no-action relief in respect of a proposal urging the board of directors to amend the corporation's bylaws to require that an independent director who has not served as the chief executive of the corporation serve as chairman of the board of directors. Moreover, in *LSB Bancshares, Inc.* (Jan. 14, 2005) and

Exxon Mobil Corp. (Mar. 13, 2005), the Staff concurred in the exclusion of proposals urging a board of directors to amend the corporation's bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the chief executive officer. Each of the proposals at issue in *LSB Bancshares, Inc.* and *Exxon Mobil Corp.* were virtually identical to the Proposal submitted by the Proponent – the only difference being that the Proposal at issue here would *require* the Board to amend the Bylaws, unlike the aforementioned proposals which were mere requests.

SLB 14C is consistent with, and reaffirms, earlier Staff no-action decisions. *See, e.g., Ford Motor Co.* (Feb. 27, 2005) (proposal requesting a board of directors adopt a policy that an independent director serve as chairman of the board); *Intel Corp.* (Feb. 7. 2005) (proposal urging a board of directors to amend the bylaws to require that an independent director be the chairman of the board); *General Electric Co.* (Jan. 14, 2005) (proposal requesting that a board of directors adopt a policy that an independent director serve as chairman of the board of directors). In addition to the foregoing, the Staff has consistently concurred in the determination to exclude proposals under Rule 14a-8(i)(6) because a board of directors lacked the power or authority to ensure than an individual meeting specified criteria would serve as chairman of the board of directors at all times. *See, e.g., Cintas Corp.* (Aug. 27, 2004); *H.J. Heinz Company* (June 14, 2004); *Wachovia Corporation* (Feb. 24, 2004); *Bank of America Corporation* (Feb. 24, 2004); *AmSouth Bancorporation* (Feb. 24, 2004); *SouthTrust Corporation* (Jan. 16, 2004).

The Proposal differs markedly from those cited by the Staff in SLB 14C as proposals that should not be excluded from proxy materials. In *The Walt Disney Company* (Nov. 24, 2004), the shareholder proposal urged the board of directors to amend its Corporate Governance Guidelines to set a policy that the chairman of the board be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances." In *Merck & Company* (Dec. 29, 2004), the Staff denied no-action relief in respect of a proposal requesting the board of directors establish a policy of separating the positions of chairman and chief executive officer, "whenever possible," to permit an independent director to serve as chairman. In SLB 14C, the Staff observed that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." The Proposal is distinguishable from the foregoing letters because the proposals contained therein included qualifying language that either did not require independence at all times or provided the corporation with an opportunity to cure the loss of independence. No such qualifying language is included in the Proposal.

For the reasons enunciated in SLB 14C and based upon the arguments set forth and accepted by the Staff in *Allied Waste Industries* and the other letters cited above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(6). The Company cannot guarantee that an independent director would be 1) elected to the Board by the Company's shareholders, 2) elected as Chairman by the members of the Board, 3) willing to serve as Chairman, and 4) remain independent (under an unspecified definition of independence) at all times while serving as the Chairman. Accordingly, the Company lacks the power to implement the Proposal.

Furthermore, unlike the proposals submitted in *The Walt Disney Company* and *Merck & Company*, the Proposal offered by the Proponent does not contain a mechanism by which the Board may cure a violation of the requirement that the Chairman be an independent member of the Board at all times.

Because the Proposal is drafted in a manner that would require the Chairman to maintain his or her independence at all times without an opportunity or mechanism for the Board to cure a violation of such standard, the Company respectfully requests that the Staff allow the Company to exclude the Proposal from its 2007 Proxy Materials.

2. The Proposal is not a proper subject for action by shareholders under the laws of the State of Delaware, and is therefore properly excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal from the company's proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The Staff has stated in a number of instances that it would not recommend enforcement action if a company omitted a proposal from its proxy materials in reliance on Rule 14a-8(i)(1). *See, e.g., Citigroup Inc.* (Feb. 18, 2003); *Advocat Inc.* (Apr. 15, 2003); *Honeywell Int'l Inc.* (Feb 18, 2003); *American Electric Power Co.* (Jan. 16, 2002); *AlliedSignal Inc.* (July 22, 1999). The Proposal, if implemented, would require action that, under Delaware law, falls within the province of the Board, and, therefore, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(1).

The Proposal is inconsistent with the authority granted to the Board in the Company's certificate of incorporation to amend the Bylaws. As permitted by Section 109 of the General Corporation Law of the State of Delaware (the "General Corporation Law"), Article Eighth, Section (i) of the Certificate of Incorporation of the Company (the "Certificate of Incorporation") authorizes the Board to "make By-laws; and, from time to time, to alter, amend or repeal any By-laws," subject only to the right of the shareholders of the Company to make or further amend or repeal the Bylaws. If implemented, the Proposal would require the Board to amend the Bylaws, notwithstanding the fact that the Certificate of Incorporation grants the authority to make such a determination to the Board and regardless whether the Board believes the adoption of the requested bylaw is in the best interest of the Company and its shareholders. Thus, the Proposal would require that the Board act at the direction of the shareholders to make a decision in an area that is within the purview of the Board's statutory and charter authority; *i.e.*, whether and how to adopt amendments to the Company's Bylaws.

Accordingly, the Proposal represents an improper attempt by shareholders to effectively assume management authority delegated to the Board. The issue of managerial authority is specifically addressed in Section 141(a) of the General Corporation Law. Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the General Corporation Law vests in the Board the authority to manage the corporate enterprise. 8 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors …").

In accordance with Section 141(a) of the General Corporation Law, it is a "cardinal precept of the General Corporation Law ... that the directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984); *see also Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980), *rev'd on other grounds sub nom., Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the shareholders, are the managers of the business affairs of the corporation."). The principle that the directors, rather than the shareholders, manage the business and affairs of a Delaware corporation is a long standing principle of Delaware law. Therefore, the shareholders of a Delaware corporation cannot unilaterally make, or <u>require</u> the directors to make, certain decisions on matters that are specifically conferred on the directors by statute or the corporation's certificate of incorporation, as is the case here with respect to amendments to the Bylaws. Moreover, the shareholders cannot substantially limit a board's freedom to make decisions on matters of management policy. Delaware courts have squarely rejected the argument that directors are required to act in accordance with shareholders' wishes, rather than as they independently conclude is in the shareholders' interest. *See Paramount Communications v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), *aff'd* 571 A.2d 1140 (Del. 1990) ("[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares").

The principle that the board of directors may not leave to shareholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in a decision of the Court of Chancery. In *In re Berkshire Realty Co., Inc. Shareholder Litigation*, 2002 WL 31888345 (Del. Ch. Dec. 18, 2002), the Court held that under certain circumstances, the fiduciary obligations of a board of directors may require that it recommend against a proposed course of action. In accordance with the certificate of incorporation, the board of directors submitted for shareholder approval a plan of liquidation, but recommended that shareholders vote against approval of the plan. The Court concluded that "[t]he board had no contractual duty to recommend the liquidation proposal to the shareholders. *On the contrary, if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders.*" *Id.* at * 4 (emphasis added). *See also Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985).

The Proposal, if implemented, would improperly infringe upon the right of the Board to amend the Bylaws in the manner that it deems appropriate and in the best interests of the Company and its shareholders. The Proposal would also infringe upon the obligation of the Board to manage the business and affairs of the Company, and to act to propose standards for members of the board of directors only if the directors believe that course of action to be in the best interests of the Company and its shareholders. Accordingly, in our opinion, the Proposal is not a proper subject for action by the shareholders.

Consistent with the reasons set forth above, the Company also believes that the Proposal is not a proper subject for action by shareholders under Delaware law because the Proposal is not drafted as a recommendation or suggestion to the Board but instead is formulated as a binding proposal requiring the Board to amend the Bylaws. The note to Rule 14a-8(i)(i) states, in pertinent part, that, "depending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Section G of *Staff Legal Bulletin No. 14* (July 13, 2001), confirms that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Additionally, the Staff has historically concurred with the position that a shareholder proposal requiring a board of directors to act in a particular manner on a matter on which the board of directors has discretionary authority under state law is excludable. *See, e.g., Alaska Air Group, Inc.* (March 26, 2000); *Equus II Incorporated* (January 27, 2005).

Because the Proposal is written in language which, if approved by shareholders, would be binding on the Company, the Proposal is not a proper subject for shareholder action and the Company respectfully requests that the Staff allow the Company to exclude the Proposal from its 2007 Proxy Materials.

I am licensed to practice law and a member in good standing of the Bar of the State of Delaware. I intend this letter to constitute a supporting opinion of counsel to the extent required by, and within the meaning of, Rule 14a-8(j)(2)(iii).

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2007 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned, Michael B. Tumas, at (302) 984-6029.

Very truly yours,

Michael B. Tumas

Enclosures
cc: Clark Phippen
768112

EXHIBIT A

CLARK PHIPPEN
300 High Ridge Road
Centreville, DE 19807-1510, USA

October 25, 2006

Corporate Secretary
DuPont Company
1007 Market Street
Wilmington, DE 19898

Dear Sir:

As a DuPont retiree, shareholder, and options holder, I would like to propose the following for consideration at the 2007 DuPont Annual Meeting:

"Shareholder Proposal Regarding Separation of the Positions of Chairman of the Board and Chief Executive Officer"

RESOLVED, that the shareholders of the DuPont Company ("Company") require that the Board of Directors take the necessary steps to amend the Company by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent Director shall serve as Chairman of the Board of Directors and that the Chairman of the Board of Directors shall not serve concurrently as Chief Executive Officer.

Supporting Statement:

The Board of Directors is elected by the shareholders with its Chairman providing leadership to the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management…'. The simplest application of logic says that a CEO while serving as Chairman of the Board cannot effectively oversee himself. The division of the Chairman and CEO roles will provide one more safeguard against the corporate scandals of recent years. However, even without the threat of corporate wrongdoing a truly independent board chairman can provide productive guidance, encouragement and incentive for a CEO to excel at the job of devising and implementing effective plans for Company growth and investor satisfaction. This is a widely adopted practice in Europe and is standard practice in the venture capital sector, America's true font of job creation and wealth.

We are not aware of definitive research that proves separation of the chairman and CEO positions is either better or worse. We do know that The Conference Board recommended that corporations give careful it consideration. DuPont should do so.

We can be pleased that DuPont has not suffered from corporate scandals. We cannot be pleased, however, that over the past 9 years the Company has effectively drifted, and even withered. The stock price has declined about 25% while many other companies in the chemicals, materials and related industries have made significant progress (Dow up 35%, 3M up 65% and even the Dow Jones average up 55%). Today's generation hardly remembers the preeminent position DuPont once held in the worlds of science and investment.

The issue is leadership. Having an independent Chairman could inspire the CEO to get the job done. The change by itself could inspire the current and future management teams and board members to fully recognize what their roles are, and that the investors represented by the board and an independent chairman are their top responsibility.

This proposal is fully consistent with the objectives of the Sarbanes-Oxley Act and with the New York Stock Exchange and NASDAQ listing requirements.

The benefits of this proposal and its logic are readily seen. Its implementation is straightforward. The improvement in our Company's appreciation as an investment and its overall well-being in the years ahead could be enormous.

Respectfully submitted,

Clark Phippen

Clark Phippen
300 High Ridge Road
Centreville, DE 19807
302-658-6557
cphippen@enertechcapital.com

CLARK PHIPPEN

300 High Ridge Road
Centreville, DE 19807-1510, USA

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

January 3, 2007

Re: Shareholder Proposal Submitted by Clark Phippen for Inclusion in the 2007 Proxy Statement of E.I. du Pont de Nemours and Company

Dear Sir or Madam:

I am in receipt of Michael B. Tumas's December 22, 2006 letter to your office written on behalf of the DuPont Company and asking SEC relief from enforcement action should my shareholder proposal be excluded from DuPont's 2007 Proxy Statement. I must frankly admit I am not capable of arguing the legalities involved. The corporate ramparts defending against shareholder involvement are formidable indeed.

In proposing that the offices of Chairman and CEO be separated at DuPont, I was not motivated in the slightest by the potential for corporate executive malfeasance at DuPont that has been all too common in other corporations in recent years. Having too much power without the reasonable supervision that an independent Chairman can provide could certainly put a damper on executive excesses and criminality – key SEC concerns and responsibilities. However, to the best of my knowledge, DuPont is an outstanding corporate citizen.

My bottom line in proposing a separation of the Chairman and CEO offices is that all performance measures show that the Company has significantly underperformed since 1998 under the current administration. My belief is that an independent Chairman could help the CEO manage, review results with true discern, assess management performance, and if ultimately necessary "throw the bum out" for ineptitude.

I know you must rule on the "legalities" that I cannot even fathom much less argue against. However, I hope I may trust that building and supporting the ramparts thwarting well-meaning corporate shareholder participation are not part of the SEC's mission.

Sincerely,

Clark Phippen

302-658-6557 Home
610-977-7609 Office
302-229-7420 Cell
cphippen@enertechcapital.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 22, 2006

The proposal would require that the board take the necessary steps to amend the bylaws to require that an independent director serve as chairman of the board and that the chairman not serve concurrently as chief executive officer.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which DuPont relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END